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  FORM 3                                                  OMB APPROVAL
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                                                 OMB Number          3235-0104
                                                 Expires:   September 30, 1998
                                                 Estimated average burden
                                                  hours per response       0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     Atkinson,    Timothy        G.
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     (Last)       (First)        (Middle)

     c/o Coyote Network Systems, Inc.
     4360 Park Terrace Drive
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                 (Street)

     Westlake Village, CA          91361
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     (City)         (State)        (ZIP)

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2.   Date of Event Requiring Statement (Month/Day/Year)

          April 15, 2000

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3.   IRS or Social Security Number of Reporting Person (Voluntary)

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4.   Issuer Name and Ticker Trading Symbol

          Coyote Network Systems, Inc. (CYOE)

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5.   Relationship of Reporting Person to Issuer (check all applicable)

     [   ]  Director                         [  ] 10% Owner
     [ X ]  Officer (give title below)       [  ] Other (specify below)

            General Counsel and VP of Business Development
            ----------------------------------------------

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6.   If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing (check applicable line)

     [ X ]     Form Filed by One Reporting Person
     [   ]     Form Filed by More than One Reporting Person

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            Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security    2. Amount of Securities         3. Ownership Form:            4. Nature of Indirect
   (Instr. 4)              Beneficially Owned (Instr.4)    Direct (D) or Indirect (I)    Beneficial Ownership
                                                           (Instr. 5)                    (Instr. 5)
----------------------- ------------------------------- ----------------------------- ------------------------
----------------------- ------------------------------- ----------------------------- ------------------------
   Common Stock (1)                25,000                          D
   $1.00 Par Value
----------------------- ------------------------------- ----------------------------- ------------------------

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Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)

                                                               Page 1 of 2 Pages

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         Table II - Derivative Securities Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative  2. Date Exercisable  3. Title and Amount of     4. Conversion or  5. Ownership      6. Nature of
   Security                and Expiration       Securities Underlying      Exercise Price    Form of           Indirect
   (Instr. 4)              Date                 Derivative Security        of Derivative     Derivative        Beneficial
                           (Month/Day/Year)     (Instr. 4)                 Security          Security:         Ownership
                                                                                             Direct (D) or     (Instr. 5)
                                                                                             Indirect (I)
                                                                                             (Instr. 5)
----------------------- -------------------- -------------------------- -----------------  ---------------  -------------
                          Date      Expir-                     Amount
                          Exer-     ation          Title         or
                          cisable   Date                       Number
                                                              of Shares
------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------
Employee Stock Option     8/10/99   8/10/04    Common Stock     5,500       $4.50                D
(right to buy)
------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------
Employee Stock Option     4/15/00   4/15/06    Common Stock    250,000      (2)                  D
(right to buy)
------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

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Explanation of Responses:

(1) Pursuant to an employment agreement dated April 15, 2000, the reporting person was awarded 25,000 unregistered shares of the Company's common stock. Issuance of such shares is subject to shareholder approval of the Company's amendment of its Certificate of Incorporation to allow for the increase in the Company's authorized shares.

(2) Pursuant to an employment agreement dated April 15, 2000, the reporting person received options to purchase 100,000 shares of the Company's common stock at $7.00 per share and 150,000 shares of the Company's common stock at $9.00 per share. Each of the 100,000 and 150,000 options vest in 1/3 increments on October 15, 2000, April 15, 2001 and October 15, 2001, respectively. Issuance of such shares is subject to shareholder approval of the Company's amendment of its Certificate of Incorporation to allow for the increase in the Company's authorized shares.


                                         /s/ Timothy G. Atkinson       04/25/00
                                      -------------------------------  --------
                                      **Signature of Reporting Person    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78 ff(a).


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